UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: May 10, 2021
Commission File Number: 001-33701
Fly Leasing Limited
(Exact Name of registrant as specified in its charter) West Pier Business Campus Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Fly Leasing Limited (the “Company”) will hold a Special General Meeting of Shareholders (the “Meeting”) on June 10, 2021 at 10:00 A.M. (Local Time) at the Company’s offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland.
The following documents regarding the Meeting, which are attached as exhibits hereto, are incorporated by reference herein:
Exhibit	Title
99.1	Proxy Statement for Special General Meeting
99.2	Form of Proxy for use at the Special General Meeting
99.3	Depositary’s Notice of Special General Meeting to Holders of American Depositary Receipts
99.4	Voting Card for Holders of American Depositary Receipts
99.5	Voting Card for Holders of American Depositary Receipts – Internet and Telephone Instructions

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Fly Leasing Limited
(Registrant)

Date:	May 10, 2021	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director